UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Jet.AI Inc.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Common Stock	47714H 118 47714H 126
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.

Suite 200
Las Vegas, Nevada 89135
(702) 747-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Kate L. Bechen

Peter F. Waltz
Dykema Gossett PLLC

111 East Kilbourn Avenue

Suite 1050

Milwaukee, WI 53202
(414) 488-7300

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Jet.AI Inc., a Delaware corporation (the “Company,” “us,” or “we”), with the Securities and Exchange Commission (the “SEC”) on June 27, 2024 (as amended and supplemented from time to time, the “Schedule TO”). The Schedule TO relates to an offer by the Company to the holders of certain of our outstanding warrants (collectively, the “Warrants”), each of which is exercisable to purchase one share of our common stock, par value $0.0001 per share (the “Common Stock”; such shares, the “Common Shares”), the opportunity to receive a specified number of Common Shares in exchange for each outstanding Warrant tendered by the holder (the “Warrantholder”) and exchanged pursuant to the offer (the “Offer”), as determined in accordance with the fixed exchange rate of Warrants for Common Shares (the “Exchange Ratio”) applicable to each type of Warrant that can be exchanged in the Offer.

The Offer is made upon and subject to the terms and conditions set forth in: (i) the prospectus/offer to exchange, dated July 22, 2024 and filed on Form 424B3 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, by the Company with the SEC on July 23, 2024 (the “Prospectus/Offer to Exchange”), the form of which was included in Amendment No. 1 to the Registration Statement on Form S-4/A filed by the Company with the SEC on July 11, 2024 and declared effective by the SEC on July 22, 2024 (the “Form S-4/A Registration Statement”); and (ii) the related Letter of Transmittal and Consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”) . Copies of the Prospectus/Offer to Exchange and the Letter of Transmittal are attached hereto as Exhibits (a)(1)(A) and (B), respectively.

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from Warrantholders to amend the Redeemable Warrant Agreement and the Merger Consideration Warrant Agreement (collectively, the “Warrant Agreements ”; such amendments to the Warrant Agreements, the “Warrant Amendments”). In accordance with the terms of and to the extent permitted by the Warrant Agreements, as amended by the Warrant Amendments, and in compliance with applicable laws and regulations, including restrictions described in Rules 13e-4(f)(6) and 14e-5 promulgated under the Securities Exchange Act of 1934, as amended, the Warrant Amendments will govern all of the Warrants to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be exchanged into a number of Common Shares equal to 10% less than the number of Common Shares a Warrantholder would have received as Exchange Consideration had its Warrants been exchanged pursuant to the applicable Exchange Ratio in the Offer.

Pursuant to the terms of the Redeemable Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least a majority of the outstanding Redeemable Warrants; provided that any amendment solely to the Private Warrants requires the vote or written consent of holders of at least a majority of the outstanding Private Warrants. Under the Merger Consideration Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 65% of the outstanding Merger Consideration Warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

The purpose of this Amendment is to: (i) amend and supplement Item 11 of the Schedule TO to state the Company’s intentions with respect to effecting the Warrant Amendments upon the expiration of the Offer, as set forth in Item 11(b) hereof; and (ii)  amend and supplement the Schedule TO by updating Item 12 to include (1) the final Prospectus/Offer to Exchange, attached hereto as Exhibit (a)(1)(A) in Item 12 hereof, which relates to the Form S-4/A Registration Statement declared effective by the SEC on July 22, 2024, and (2) certain additional exhibits, including the Company’s Certificates of Designation of its Series A, Series A-1, and Series B Convertible Preferred Stock and an amendment to a Settlement Agreement that the Company previously included as an exhibit, attached hereto as Exhibits (d)(35) through (d)(39) in Item 12 hereof. Except as specifically provided in this Amendment, the information set forth in the Schedule TO, the Prospectus/Offer to Exchange, and the Letter of Transmittal remains unchanged, and such information is incorporated herein by reference to the extent relevant to the items in this Amendment.

You should read this Amendment together with the Schedule TO, the Prospectus/Offer to Exchange, and the Letter of Transmittal and Consent.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the text set forth in Item 11(b) below.

(a)	Agreements, Regulatory Requirements, and Legal Proceedings.

(1)	The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” and “Certain Relationships and Related-Party Transactions” is incorporated herein by reference.

(2)	The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. Assuming that the Offer is completed, the Company intends to effect the Warrant Amendments to the Warrant Agreements as soon as possible after the Offer expires on July 25, 2024. If approved, the Redeemable Warrant Amendment to the Redeemable Warrant Agreement will require that each Redeemable Warrant or Private Warrant that is outstanding upon the closing of the Offer be mandatorily exchanged for 0.2749 Common Shares, which is a ratio of 10% less than the RW Exchange Ratio applicable to Redeemable Warrants or Private Warrants exchanged in the Offer. If approved, the Merger Consideration Warrant Amendment to the Merger Consideration Warrant Agreement will require that each Merger Consideration Warrant that is outstanding upon the closing of the Offer be mandatorily exchanged for 0.9120 Common Shares, which is a ratio of 10% less than the MCW Exchange Ratio applicable to Merger Consideration Warrants exchanged in the Offer. In each case, if the Offer is completed and the Warrant Amendments are approved, each Warrant that is outstanding upon the closing of the Offer will be exchanged into a number of Common Shares equal to 10% less than the number of Common Shares the holder of such Warrant would have received as Exchange Consideration had the Warrant been exchanged pursuant to the applicable Exchange Ratio in the Offer. Upon such mandatory exchange, no Redeemable Warrants, Private Warrants, or Merger Consideration Warrants will remain outstanding.

Item 12. Exhibits.

(a) Exhibits.

		Incorporated by Reference To
No.	Description	Form	Exhibit	Date
(a)(1)(A)	Prospectus/Offer to Exchange	424B3		07/23/2024
(a)(1)(B)	Form of Letter of Transmittal and Consent	S-4/A	99.1	07/10/2024
(a)(1)(C)	Form of Notice of Guaranteed Delivery	S-4/A	99.2	07/10/2024
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees	S-4/A	99.3	07/10/2024
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees	S-4/A	99.4	07/10/2024
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein)	424B3		07/23/2024
(a)(5)	Press Release, dated June 27, 2024	8-K	99.1	06/27/2024
(b)	Not applicable.
(d)(1)	Business Combination Agreement and Plan of Reorganization, dated February 24, 2023	S-4/A	Annex A	05/11/2023

(d)(2)	Amendment No. 1 to Business Combination Agreement and Plan of Reorganization, dated May 11, 2023	8-K	2.2	08/14/2023
(d)(3)	Certificate of Incorporation of Jet.AI Inc., dated August 10, 2023	8-K	3.1	08/14/2023
(d)(4)	Bylaws of Jet.AI Inc.	8-K	3.4	08/14/2023
(d)(5)	Warrant Agreement, dated August 11, 2021	8-K	4.1	08/17/2021
(d)(6)	Merger Consideration Warrant Agreement, dated August 10, 2023	8-K	4.2	08/14/2023
(d)(7)	Warrant by and between Jet. AI Inc. and GEM Yield Bahamas Limited	S-1	4.3	09/08/2023
(d)(8)	Warrant Agreement Amendment, dated October 23, 2023, between Jet.AI Inc. and GEM Yield Bahamas Limited	S-1/A	4.4	10/27/2023
(d)(9)	Warrant by and between Jet.AI Inc. and Ionic Ventures, LLC	10-K	4.5	04/01/2024
(d)(10)	2023 Jet.AI Inc. Omnibus Incentive Plan	S-4/A	Annex D	07/26/2023
(d)(11)	Share Purchase Agreement, dated August 4, 2022, between Jet Token Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited	S-4/A	10.7	05/11/2023
(d)(12)	Registration Rights Agreement, dated August 4, 2022, between Jet Token Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited	S-4/A	10.8	05/11/2023
(d)(13)	Registration Rights Agreement, dated August 11, 2021, between Oxbridge Acquisition Corp., OAC Sponsor Ltd. and Maxim Partners LLC	8-K	10.3	08/17/2021
(d)(14)	Form of Forward Purchase Agreement, dated August 6, 2023	8-K	10.1	08/07/2023
(d)(15)	Form of FPA Funding Amount PIPE Subscription Agreement, dated August 6, 2023	8-K	10.2	08/07/2023
(d)(16)	Form of Lock-Up Agreement	8-K	10.3	08/14/2023
(d)(17)	Form of Indemnification Agreement	8-K	10.4	08/14/2023
(d)(18)	Letter Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and OAC Sponsor Ltd.	8-K	10.5	08/14/2023
(d)(19)	Settlement Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and Maxim Group LLC	8-K	10.6	08/14/2023
(d)(20)	Registration Rights Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and Maxim Group LLC	8-K	10.7	08/14/2023
(d)(21)	Settlement Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and OAC Sponsor Ltd.	8-K	10.8	08/14/2023
(d)(22)	Registration Rights Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and OAC Sponsor Ltd.	8-K	10.9	08/14/2023
(d)(23)	Forward Purchase Agreement Confirmation Amendment, dated August 31, 2023	8-K	10.1	09/01/2023
(d)(24)	Bridge Agreement, dated September 11, 2023, between Jet.AI Inc. and the Investors named therein	8-K	10.1	09/15/2023
(d)(25)	Waiver of certain rights under the Bridge Agreement by Michael Winston, dated September 13, 2023	8-K	10.2	09/15/2023
(d)(26)	Forward Purchase Agreement Confirmation Second Amendment, dated October 2, 2023, among Jet.AI Inc. and the other parties named therein	8-K	10.1	10/10/2023
(d)(27)	Form of Warrant Exchange Agreement, dated December 28, 2023, between Jet. AI Inc. and a third-party investor	8-K	10.28	01/03/2024
(d)(28)	Form of Warrant Exchange Agreement, dated January 17, 2024, between Jet. AI Inc. and a third-party investor	8-K	10.29	01/17/2024
(d)(29)	Securities Purchase Agreement, dated March 28, 2024, between Jet.AI Inc. and Ionic Ventures, LLC	10-K	10.30	04/01/2024
(d)(30)	Voting Agreement, dated March 29, 2024, between Jet.AI Inc. and certain stockholders	10-K	10.31	04/01/2024
(d)(31)	Registration Rights Agreement, dated March 29, 2024, between Jet.AI Inc. and Ionic Ventures, LLC	10-K	10.32	04/01/2024
(d)(32)	Employment Offer Letter, dated August 8, 2023, between Michael Winston and Jet.AI Inc.	8-K	10.11	08/14/2023
(d)(33)	Employment Offer Letter, dated August 8, 2023, between George Murnane and Jet.AI Inc.	8-K	10.12	08/14/2023
(d)(34)	Employment Offer Letter, dated July 11, 2023, between Patrick McNulty and Jet.AI Inc.	S-1	10.4	09/08/2023
(d)(35)	Certificate of Designation of Series A Convertible Preferred Stock of Jet.AI Inc., dated August 10, 2023	8-K	3.2	08/14/2023
(d)(36)	Amendment No. 1 to Certificate of Designation of Series A Convertible Preferred Stock of Jet.AI Inc., dated July 15, 2024	8-K	3.1	07/17/2024
(d)(37)	Certificate of Designation of Series A-1 Convertible Preferred Stock of Jet.AI Inc., dated August 10, 2023	8-K	3.3	08/14/2023
(d)(38)	Certificate of Designations of Series B Convertible Preferred Stock of Jet.AI Inc., dated March 28, 2024	10-K	3.5	04/01/2024
(d)(39)	Amendment No. 1 to Settlement Agreement, dated July 10, 2024, between Jet.AI Inc. and Maxim Group LLC	8-K	10.1	07/17/2024
(g)	Not applicable.
(h)	Tax Opinion of Dykema Gossett PLLC	S-4	8.1	06/27/2024

(b) Filing Fee Exhibit.

Filing Fee Table.*

* Previously filed

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JET.AI INC.

By:	/s/ Mike Winston
Name:	Mike Winston
Title:	Executive Chairman and Interim Chief Executive Officer (Principal Executive Officer)

Dated: July 23, 2024